UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Akari Therapeutics, Plc

(Name of Issuer)

Ordinary Shares, £0.01 par value

(Title of Class of Securities)

00972G108

(CUSIP Number)

Gary Emmanuel, Esquire

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922

1-212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972G108	SC 13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons. RPC Pharma Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malta
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 809,977,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 809,977,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 809,977,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00972G108	SC 13D/A	Page 3 of 6 Pages

1.	Names of Reporting Persons. Ray Prudo, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 22,500,000
	8.	Shared Voting Power 832,477,100
	9.	Sole Dispositive Power 22,500,000
	10.	Shared Dispositive Power 832,477,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,477,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00972G108	SC 13D/A	Page 4 of 6 Pages

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2015 and amended on October 26, 2017 (collectively, the “Prior Schedule 13D”) by and on behalf of RPC Pharma Limited, a Maltese corporation (“RPC”) and Ray Prudo, M.D., a citizen of Canada (“Dr. Prudo,” and together with RPC, the “Reporting Persons”), and relates to the ordinary shares, par value £0.01 (“Ordinary Shares”) of Akari Therapeutics, Plc, a public limited company formed under the laws of England and Wales (the “Issuer”).

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 2 amends and supplements the Prior Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Prior Schedule 13D remain unchanged.

This Amendment No. 2 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Ordinary Shares beneficially held by the Reporting Persons as a result of the transaction described below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On July 3, 2019, pursuant to a registered direct offering (the “Registered Direct Offering”) of 2,368,392 of the Issuer’s American Depositary Shares (“ADSs”), each representing 100 Ordinary Shares, RPC purchased 184,210 ADSs at a price of $1.90 per ADS. The funds used by RPC to acquire the ADSs were from its working capital. In connection with the sale of the ADSs in the Registered Direct Offering, RPC was also issued unregistered warrants to purchase an aggregate of 92,105 ADSs at a price of $3.00 per ADS in a private placement. The warrants were immediately exercisable.

On February 19, 2020, pursuant to a private placement (the “Private Offering”) of 3,667,360 of the Issuer’s American Depositary Shares (“ADSs”), each representing 100 Ordinary Shares, Dr. Prudo purchased 150,000 ADSs at a price of $1.70 per ADS. The funds used by Dr. Prudo to acquire the ADSs were from his personal funds. In connection with the sale of the ADSs in the Private Offering, Dr. Prudo was also issued unregistered warrants to purchase an aggregate of 75,000 ADSs at a price of $2.20 per ADS in a private placement. The warrants were immediately exercisable.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On July 3, 2019, RPC purchased 184,210 ADSs and was issued 92,105 warrant ADSs in the Registered Direct Offering described above. On February 19, 2020, Dr. Prudo purchased 150,000 ADSs and was issued 75,000 warrant ADSs in the Private Offering described above.

CUSIP No. 00972G108	SC 13D/A	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) RPC beneficially owns the 809,977,100 Ordinary Shares reported on the first cover page, which represents approximately 28.1% of the Issuer’s Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. In his individual capacity, Dr. Prudo beneficially owns the 832,477,100 Ordinary Shares reported on the second cover page, which represents approximately 28.8% of the Issuer’s Ordinary Shares. The percentage of beneficial ownership reported on the Reporting Persons’ cover pages to this Amendment No. 2 is based on 2,872,895,513 Ordinary Shares outstanding as of March 3, 2020 (as reported in the Company’s Current Report on Form 6-K filed on March 3, 2020).

(b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
RPC Pharma Limited	0	809,977,100	0	809,977,100
Ray Prudo, M.D.	22,500,000	832,477,100	22,500,000	832,477,100

(c) On July 3, 2019, RPC purchased 184,210 ADSs at a price of $1.90 per ADS pursuant to Registered Direct Offering as described in Item 3. In connection with the sale of the ADSs in the Registered Direct Offering, RPC was also issued unregistered warrants to purchase an aggregate of 92,105 ADSs at a price of $3.00 per ADS in a private placement. On February 19, 2020, Dr. Prudo purchased 150,000 ADSs at a price of $1.70 per ADS pursuant to the Private Offering as described in Item 3. In connection with the sale of the ADSs in the Private Offering, Dr. Prudo was also issued unregistered warrants to purchase an aggregate of 75,000 ADSs at a price of $2.20 per ADS in a private placement. None of the Reporting Persons has effected any other transactions in shares of the Common Stock during the 60 days prior to the filing of this Amendment No. 2.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Ordinary Shares.

(e) Not applicable.

CUSIP No. 00972G108	SC 13D/A	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020	RPC PHARMA LIMITED

	By:	/s/ Ray Prudo
Name: Ray Prudo, M.D.
Title: Authorized Person

Dated: March 30, 2020	/s/ Ray Prudo
RAY PRUDO, M.D.